                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE TO
                                 (RULE 14d-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     Of The Securities Exchange Act of 1934

                                PJ America, Inc.
                       (Name of Subject Company (Issuer))

                              PJ Acquisition Corp.
                      (Name of Filing Persons (Offerors))

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    72585Q10
                                 (CUSIP Number)

                              Douglas S. Stephens
                              PJ Acquisition Corp.
                              2300 Resource Drive
                              Birmingham, AL 35242
                                 (205) 981-2830
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                With a Copy to:
                             Ivan M. Diamond, Esq.
                        Greenebaum Doll & McDonald pllc
                            3300 National City Tower
                             Louisville, KY  40202
                                 (502) 587-3534

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

        Transaction Valuation*                    Amount of Filing Fee

--------------------------------------------------------------------------------

*Set forth the amount on which the filing fee is calculated and state how it was determined.

 [_] Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                       Filing Party:
                       -----------------                   ------------

Form or Registration No.:                     Date Filed:
                         ---------------                 --------------

 [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

       [X]    third-party tender offer subject to Rule 14d-1.

       [_]    issuer tender offer subject to Rule 13e-4.

       [X]    going-private transaction subject to Rule 13e-3.

       [_]    amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]













                                   Page -2-

The following is a press release issued by PJ America, Inc. announcing the proposed tender offer and merger.

 Contact: D. Ross Davison
          Chief Financial Officer and Treasurer
          (205) 981-2823

                    PJ AMERICA BOARD APPROVES PLAN OF MERGER

 Birmingham, Alabama, June 29, 2001


     PJ America, Inc. (NASDAQ: PJAM), the largest franchisee of Papa John's International, Inc. announced today that the Company has entered into an Agreement and Plan of Merger with PJ Acquisition Corp., an entity formed by Douglas S. Stephens, President and C.E.O., Richard F. Sherman, Chairman of the Board, and other board members and significant shareholders (the "Investor Group"), which Investor Group owns collectively approximately 40% of the outstanding common stock of the Company.

     Under the agreement, PJ Acquisition Corp. will commence a tender offer for all of the outstanding shares not owned by the Investor Group at a price of $8.75 per share, payable in cash. The tender offer will commence only following preparation and filing of tender offer materials with the Securities and Exchange Commission. Completion of the tender offer is subject to a number of conditions, including ownership by PJ Acquisition Corp. of at least 90% of the Company's outstanding shares following the tender offer; absence of any material adverse change to the Company; and the consummation of financing sufficient to complete the transactions contemplated by the Agreement. PJ Acquisition Corp. has obtained a commitment letter, subject to customary conditions for financing it anticipates is adequate to complete the transactions. PJ America may not accept any shares, without the approval of the Special Committee, unless a majority of the shares not owned by the Investor Group are tendered in the offer. Following the completion of the tender offer, PJ Acquisition Corp. will acquire shares not tendered through a back-end merger at the same price as the tender offer.

     The decision of the Company's Board of Directors was based on the recommendation of a Special Committee of independent directors formed to represent the interests of stockholders other than the Investor Group. The Special Committee's recommendation was based in part on an opinion received from its financial advisor, Banc of America Securities LLC, that the





                                   Page -3-
consideration to be received is fair to the stockholders other than the Investor Group from a financial point of view. First Tennessee Securities Corporation is acting as financial advisor for the Investor Group and PJ Acquisition Corp.

     The Company also reported that Ross Davison, its Vice President of Administration and CFO plans on leaving the Company after the completion of the transactions contemplated with the Agreement. Mr. Davison joined the Company in 1996, after spending 13 years in public accounting with Arthur Andersen LLP. Anita A. Bray, who currently serves as Controller and Assistant Treasurer will be promoted to CFO after Mr. Davison's departure.

     Headquartered in Birmingham, Alabama, PJAM operates 168 restaurants in 9 states and Puerto Rico.

     THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF PJ AMERICA, INC. PJ ACQUISITION CORP.'S OFFER WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND OTHER OFFERING DOCUMENTS. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT AND THE COMPANY'S RECOMMENDATION / SOLICITATION STATEMENT REGARDING THE TENDER OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THESE STATEMENTS WILL BE FILED BY PJ ACQUISITION CORP. AND PJ
AMERICA, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION.   INVESTORS AND
SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE STATEMENTS (WHEN AVAILABLE) AT WWW.SEC.GOV. THE STATEMENTS AND RELATED MATERIALS MAY BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO PJ AMERICA, INC.'S SHAREHOLDER RELATIONS DEPARTMENT AT 205-981-2823.

     Forward Looking Statements

     This information contains forward-looking statements within the meaning of
Section 27A of The Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect management's expectations based upon currently available information and data; however, actual results are subject to future events and uncertainties, which could cause actual results to materially differ from those indicated in these



                                   Page -4-
statements. In addition to the conditions to consummation of the transactions expressly referenced in this release, other factors that can cause actual results to materially differ include: the ability to increase sales and operate profitably in new markets, increased advertising, promotions and discounting by competitors which may adversely affect sales; the ability of the Company to open new restaurants and operate new and existing restaurants profitably; increases in food, labor, employee benefits and similar costs; economic and political conditions in the territories in which the Company operates; and new product and concept development by food industry competitors. Further information regarding factors that could affect the Company's financial and other results is included in the Company's forms 10-Q and 10-K, filed with the Securities and Exchange Commission.


















                                   Page -5-